ANTHONY L.G., PLLC

laura aNTHONy, esq.

GEOFFREY ASHBURNE*

JOHN CACOMANOLIS, ESQ**

CHAD FRIEND, ESQ., LLM

SVETLANA ROVENSKAYA, ESQ***

OF COUNSEL:

MICHAEL R. GEROE****

CRAIG D. LINDER, ESQ.*****

PETER P. LINDLEY, ESQ., CPA, MBA

KIMBERLY L. RUDGE, ESQ.

STUART REED, ESQ.

MARC S. WOOLF, ESQ.

www.ANTHONYPLLC.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

*licensed in CA

**licensed in FL and NY

***licensed in NY and NJ

****licensed in D.C., CA, NY and MO

*****licensed in FL, CA and NY

September 23, 2019

VIA ELECTRONIC EDGAR FILING

J. Nolan McWilliams

Attorney-Advisor

Division of Corporation Finance

Office of Transportation and Leisure

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Simplicity Esports & Gaming Company
Amendment No. 1 to Registration Statement on Form S-1
Filed July 15, 2019
File No. 333-228906

Dear Mr. McWilliams:

We have electronically filed herewith on behalf of Simplicity Esports & Gaming Company (the “Company”) Amendment No. 2 (“Amendment No. 2”) to the above-referenced Form S-1. Amendment No. 2 is marked to show changes made from the previous filing. We have included a narrative response herein keyed to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s comment letter to Jed Kaplan, Chief Executive Officer of the Company, dated July 17, 2019. We trust you shall deem the contents of this letter responsive to your comment letter.

Amendment No. 1

General

Comment 1. Please include audited financial statements for the fiscal year ended May 31, 2019. Alternatively, please tell us how you meet each of the three conditions in Article 8-08(b) of Regulation S-K.

Response: The Company has included audited financial statements for the fiscal year ended May 31, 2019 in Amendment No. 2.

If the Staff has any further comments regarding Amendment No. 2, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc: Jed Kaplan/Simplicity Esports & Gaming Company